Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Tuesday, May 19, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, for the following purposes.

1.
To ratify the election of, or elect, each of the following as external directors, within the meaning of the Israeli Companies Law, 5759-1999: (i) Mr. Yuval Yanai; and (ii) Ms. Mary Jo Gorman, each for an initial three-year term;

2.	Subject to the approval of Proposal 1, to ratify and approve the compensation to be paid to each of the external directors, consisting of an annual fee and a one-time option grant; and

3.	To approve the terms of engagement of Mr. Bill Densel, as President of U.S. Operations.

Shareholders of record at the close of business on April 9, 2015, are entitled to notice of and to vote at the Meeting.  The Notice of Extraordinary General Meeting and Proxy Statement and the accompanying proxy card will be mailed to such shareholders on or about April 14, 2015. Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, April 14, 2015, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/, and also at our offices during regular business hours (Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).  Our company’s representative is Mr. Lior Torem, our Chief Financial Officer, Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-8303415).  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.  In addition, the approval of each of the proposals requires that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on each of the proposals indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, Tomer Kariv Chairman of the Board of Directors

April 8, 2015